 (An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2013. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash and cash equivalents (Note 6)	$ 2,101,393	$ 994,367
Available-for-sale investments (Note 7)	10,121,359	16,550,166
Advances and other receivables (Note 13)	38,888	40,150
Taxes receivable	11,764	49,203
Due from related parties (Note 13)	25,101	116,947
Prepaid expenses and deposits (Note 13)	164,754	194,078
Total current assets	12,463,259	17,944,911

Non-current assets
Long-term deposits	73,623	73,623
Property and equipment (Note 8)	165,230	199,606
Exploration and evaluation assets (Note 10)	531,369	531,369
Investment in associate (Note 9)	351,269	493,319
Total non-current assets	1,121,491	1,297,917

TOTAL ASSETS	$ 13,584,750	$ 19,242,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 13)	$ 234,394	$ 255,301
Total liabilities	234,394	255,301

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Deficit	(46,543,210)	(44,849,250)
Accumulated other comprehensive (loss) income	(3,335,705)	607,506
Total shareholders' equity	13,350,356	18,987,527

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,584,750	$ 19,242,828

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON NOVEMBER 26, 2013 BY:

“Simon Ridgway”	, Director	“William Katzin”	, Director
Simon Ridgway		William Katzin

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

Three months ended September 30,			Nine months ended September 30,
	2013	2012	2013	2012

EXPLORATION EXPENDITURES	$ 196,232	$ 229,108	$ 891,157	$ 626,741

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	11,714	12,914	35,631	38,998
Communications (Note 13)	2,350	2,641	6,906	5,858
Consulting fees (Note 13)	-	50,652	28,000	101,826
Donations	-	313	-	11,973
Legal and audit fees	3,068	1,472	62,675	81,567
Management fees (Note 13)	18,000	90,000	54,000	123,000
Office and miscellaneous (Note 13)	13,005	9,820	60,307	29,040
Public relations (Note 13)	977	9,235	29,649	56,184
Property investigations (Note 13)	14,183	-	81,066	-
Rent and utilities	12,525	13,043	36,487	45,287
Repair and maintenance (Note 13)	3,293	9,796	5,932	13,463
Salaries and benefits (Note 13)	49,008	67,671	194,174	192,318
Transfer agent and regulatory fees (Note 13)	1,428	1,123	16,192	14,713
Travel and accommodation (Note 13)	4,983	9,787	33,449	65,532
	134,534	278,467	644,468	779,759
Loss before other income (expenses)	(330,766)	(507,575)	(1,535,625)	(1,406,500)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 9)	(52,450)	(141,200)	(142,050)	(234,950)
Foreign currency exchange loss	(2,619)	(12,427)	(767)	(14,038)
Gain on sale of properties	-	16,382,153	-	16,278,410
Loss on disposal of property	-	(3,823,118)	-	(3,823,118)
Loss on disposal of property and equipment	-	-	-	(41,780)
Write-off of exploration and evaluation asset costs (Note 10)	(171,815)	-	(171,815)	-
Gain on sale of available-for-sale investments	3,553	-	81,217	-
Recovery of impairment (impairment) on available-for-sale investments	30,222	-	(40,296)	-
Gain from mineral property option agreements (Note 10)	-	-	98,590	101,564
Investment income	6,285	1,971	16,786	8,307
Net income (loss) for the period	$ (517,590)	$ 11,899,804	$ (1,693,960)	$ 10,867,895

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Fair value gains (losses) on available-for-sale investments	1,310,903	2,437,969	(3,943,211)	2,023,189
Total comprehensive income (loss)	$ 793,313	$ 14,337,773	$ (5,637,171)	$ 12,891,084
Basic and diluted earnings (loss) per share	$(0.01)	$0.14	$(0.02)	$0.13
Weighted average number of common shares outstanding	86,675,617	86,675,617	86,675,617	86,675,617

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended September 30, 2013 and 2012

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2011	86,675,617	$ 56,592,613	$ 6,251,338	$ 510,374	$ (53,778,607)	$ 9,575,718
Income for the period	-	-	-	-	10,867,895	10,867,895
Available-for-sale investments	-	-	-	2,023,189	-	2,023,189
Balance, September 30, 2012	86,675,617	56,592,613	6,251,338	2,533,563	(42,910,712)	22,466,802
Loss for the period	-	-	-	-	(1,938,538)	(1,938,538)
Available-for-sale investments	-	-	-	(1,926,057)	-	(1,926,057)
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	56,592,613	6,636,658	607,506	(44,849,250)	18,987,527
Loss for the period	-	-	-	-	(1,693,960)	(1,693,960)
Available-for-sale investments	-	-	-	(3,943,211)	-	(3,943,211)
Balance, September 30, 2013	86,675,617	$ 56,592,613	$ 6,636,658	$ (3,335,705)	$ (46,543,210)	$ 13,350,356

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

Three months ended September 30,			Nine months ended September 30,
	2013	2012	2013	2012

Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss) for the period	$ (517,590)	$ 11,899,804	$ (1,693,960)	$ 10,867,895
Items not involving cash:
Amortization	11,714	12,914	35,631	38,998
Gain from mineral property option agreements	-	-	(98,590)	(101,564)
Gain on sale of exploration and evaluation asset	-	(16,580,511)	-	(16,580,511)
Loss from disposal of exploration and evaluation asset	-	3,820,473	-	3,820,473
Loss from disposal of property and equipment	-	-	-	41,780
Impairment (recovery of impairment) on available-for-sale investments	(30,222)	-	40,296	-
Write-off of exploration and evaluation asset costs	171,815	-	171,815	-
Gain on sale of available-for-sale investments	(3,553)	-	(81,217)	-
Share of post-tax losses of associate	52,450	141,200	142,050	234,950
	(315,386)	(706,120)	(1,483,975)	(1,677,979)
Changes in non-cash working capital items:
Advances and other receivables	(9,673)	(35,875)	1,262	199,621
Taxes receivable	5,417	(34,556)	37,439	293,823
Prepaid expenses and deposits	(15,215)	12,798	29,324	134,344
Long-term deposits	-	(6,521)	-	(12,200)
Due from related parties	2,399	43,120	91,846	434,385
Accounts payable and accrued liabilities	(62,814)	(18,229)	(20,907)	(584,672)
	(395,272)	(745,383)	(1,345,011)	(1,212,678)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation asset acquisition costs	-	-	(171,815)	-
Gain from mineral property option agreements	-	-	49,295	50,782
Proceeds from disposal of mineral property	-	98,750	-	98,750
Proceeds from sale of marketable securities	153,998	-	2,575,812	-
Proceeds from sale of property and equipment	-	-	-	4,078
Purchase of property and equipment	(1,255)	(2,464)	(1,255)	(28,559)
	152,743	96,286	2,452,037	125,051

Increase (decrease) in cash and cash equivalents	(242,529)	(649,097)	1,107,026	(1,087,627)

Cash and cash equivalents, beginning of period	2,343,922	1,325,044	994,367	1,763,574

Cash and cash equivalents, end of period	$ 2,101,393	$ 675,947	$ 2,101,393	$ 675,947

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America.  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2013. These condensed interim consolidated financial statements do not contain all of the information required for full annual financial statements.  Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s most recent annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis as modified by the revaluation of available for sale financial assets.

The condensed interim consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

Nature of Operations

The Company has not generated revenue from operations. The Company has an accumulated deficit of $46,543,210. However, the Company has sufficient working capital to meet its obligations for at least twelve months from the end of the reporting period. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – (cont’d)

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at September 30, 2013 are as follows:

Name	Place of incorporation	Interest %	Principal activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The statement of comprehensive loss in these condensed interim consolidated financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s financial statements for the current or prior periods presented:

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS – (cont’d)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and in many cases did not reflect a clear measurement basis or consistent disclosures.

IFRIC 20 Production Stripping Costs

IFRIC 20 Stripping Costs requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

Amendments to other standards

In addition, there have been other amendments to existing standards, including IAS 19 Post-Employment Benefits, IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc.

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period.

c)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

7.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of September 30, 2013, available-for-sale investments consisted of 3,883,394 common shares of B2Gold Corp. (“B2Gold”) and 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), both of which are public companies. The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the period ended September 30, 2013, the Company sold 677,500 shares in B2Gold for proceeds of $2,421,814.  During the period ended September 30, 2013, the Company sold its holding of 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at September 30, 2013, the recorded amount for the available-for-sale investments was $10,121,359 (December 31, 2012: $16,550,166).  An unrealized loss of $3,943,211 was recorded in other comprehensive income during the nine month period ended September 30, 2013 (2012: unrealized gain of $2,023,189).

During the period ended September 30, 2013, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $40,297.  Total impairment provisions on Focus shares as at September 30, 2013 is $526,369.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Total
Balance, December 31, 2011	$ -	$ 201,481	$ 81,441	$ 358,785	$ 641,707
Acquisition of shares	16,662,993	-	50,782	-	16,713,775
Disposition of shares	(882,300)	-	-	-	(882,300)
Impairment adjustment	-	(20,148)	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	(36,051)	(322,907)	97,132
Balance, December 31, 2012	16,236,783	181,333	96,172	35,878	16,550,166
Acquisition of shares	-	-	49,295	-	49,295
Disposition of investments	(2,344,150)	-	(150,445)	-	(2,494,595)
Impairment adjustment	-	(40,297)	-	-	(40,297)
Net change in fair value recorded in other comprehensive income	(3,912,310)	-	4,978	(35,878)	(3,943,210)
Balance, September 30, 2013	$ 9,980,323	$ 141,036	$ -	$ -	$ 10,121,359

(1)

The Company’s holding of 7,175,700 tradable Rackla Metals Inc. (“Rackla”) warrants expired during the period ended September 30, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla but they are recorded as an investment in associate (Note 9).

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

8.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2011	$ 51,893	$ 258,945	$ 242,851	$ 52,867	$ 83,594	$ 2,480	$ 692,630
Additions	7,111	26,095	5,234	9,789	-	-	48,229
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, December 31, 2012	59,004	215,638	248,085	62,656	83,594	2,480	671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, September 30, 2013	$ 59,004	$ 215,638	$ 249,319	$ 62,656	$ 83,594	$ 2,480	$ 672,691

Accumulated amortization
Balance, December 31, 2011	$ 21,647	$ 189,018	$ 163,078	$ 23,017	$ 43,766	$ 1,004	$ 441,530
Charge for period	4,320	9,951	24,463	6,722	7,966	443	53,865
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, December 31, 2012	25,967	175,425	187,541	29,739	51,732	1,447	471,851
Charge for period	3,600	7,591	14,136	5,272	4,779	232	35,610
Balance, September 30, 2013	$ 29,567	$ 183,016	$ 201,677	$ 35,011	$ 56,511	$ 1,679	$ 507,461

Carrying amounts
At December 31, 2012	$ 33,037	$ 40,213	$ 60,544	$ 32,917	$ 31,862	$ 1,033	$ 199,606
At September 30, 2013	$ 29,437	$ 32,622	$ 47,642	$ 27,645	$ 27,083	$ 801	$ 165,230

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

9.

INVESTMENT IN ASSOCIATE

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013. The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

On the date the Arrangement was completed, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of September 30, 2013. Given the decline in the underlying quote market price of the shares held in Rackla, an impairment charge of $855,632 was recorded in 2012.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2012 to September 30, 2013:

Balance, December 31, 2011	$ 1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	493,319
Less: share of losses in associate	(142,050)
Balance, September 30, 2013	$ 351,269

Rackla is a company incorporated in Canada, pursuing opportunities related to exploration of mineral resource properties principally in the Yukon Territory, Canada, with a year end of December 31, 2012.

The amounts relating to Rackla are as follows:

	September 30, 2013	December 31, 2012
Total assets	$ 5,033,384	$ 5,691,377
Total liabilities	202,639	133,734
Net loss	727,008	1,856,402
Unrecognized share of losses arising during the period	$ 584,958	$ 1,489,452

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

10.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Mexico	Total
Balance, December 31, 2011	$ 4,020,864	$ 82,482	$ -	$ 4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	531,369	-	-	531,369
Acquisition costs - cash	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, September 30, 2013	$ 531,369	$ -	$ -	$ 531,369

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2012. Significant exploration and evaluation asset transactions that have occurred in the nine month period ended September 30, 2013 are as follows:

Mexico

i)

Santa Brigida Property

In February 2013, the Company was granted by a private exploration company (the “Optionor”) the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company had to complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

During the period ended September 30, 2013, a total of $171,815 in acquisition costs had been recorded for the Santa Brigida property.  Subsequent to the period end, management decided to terminate the Company’s option on the property and as a result, wrote-off the acquisition costs of $171,815 during the current period.

ii)

Tlacolula Property

During the period ended September 30, 2013, the Company received from Fortuna the fourth scheduled option payment consisting of US$50,000 (CDN$49,295) cash and US$50,000 (CDN$49,295) cash equivalent in Fortuna shares. The US$50,000 cash equivalent resulted in the receipt of 11,415 Fortuna shares.  A total of $98,590 was recorded as a gain from mineral property option agreements.

The Company and Fortuna have two common directors.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

There was no share capital activity during the nine month period ended September 30, 2013.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2012 to September 30, 2013:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2011	10,240,737	$0.59
Forfeited / expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43
Forfeited / expired	(9,335,001)	$0.43
Balance, September 30, 2013	-	-

As at September 30, 2013, there were no share purchase warrants outstanding.

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises an available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the nine month period ended September 30, 2013:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	(575,000)	-	-
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,255,000	-	-	(50,000)	2,205,000	2,205,000
			5,610,000	-	-	(625,000)	4,985,000	4,985,000
Weighted average exercise price			$0.34	-	-	$0.26	$0.35	$0.35

b)

Fair Value of Options Issued During the Period

There were no options granted during the period ended September 30, 2013.

The weighted average remaining contractual life of the options outstanding at September 30, 2013 is 7.79 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

c)

Expenses Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions recognized during the nine month periods ended September 30, 2013 and 2012 as part of share-based compensation expense.

As of September 30, 2013 there was no amount (December 31, 2012: $Nil) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the nine month periods ended September 30, 2013 and 2012 as part of exploration and evaluation asset acquisition costs.

13.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the nine month period ended September 30, 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Medgold Resources Corp. (“Medgold”) (formerly Emerick Resources Corp.)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the condensed interim consolidated financial statements (Notes 9 and 10), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the nine month periods ended September 30, 2013 and 2012:

	Nine months ended September 30,
	2013	2012
Expenses:
Salaries and benefits	$ 11,846	$ 30,883
Mineral property costs:
Salaries and benefits	37,277	51,485
	$ 49,123	$ 82,368

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS – (cont’d)

During the nine month period ended September 30, 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, $55,703 (2012: $Nil) in exploration related expenditures and a total of $276,830 (2012: $32,638) in general and administrative expenses consisting of $6,892 (2012: $2,517) in communications, $3,000 (2012: $Nil) in consulting, $28,065 (2012: $5,854) in office and miscellaneous, $3,365 (2012: $2,330) in public relations, $25,320 (2012: $Nil) in property investigation, $Nil (2012: $9,484) in  repair and maintenance, $192,183 (2012: $6,535) in salary and benefits, $3,109 (2012: $Nil) in transfer agent and regulatory fees and $14,896 (2012: $5,918) in travel and accommodation costs. Salary and benefits costs include those for the Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary. Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $60,000 (December 31, 2012: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties of $25,101 (December 31, 2012: $116,947) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts are unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $56,488 (December 31, 2012: $85,380) payable to Gold Group for shared administrative costs.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Nine months ended September 30,
	2013	2012
Management fees	$ 54,000	$ 123,000
Salaries, benefits and fees	104,816	65,757
	$ 158,816	$ 188,757

There were no share-based payments to key management personnel or directors not specified as key management personnel during the nine month periods ended September 30, 2013 and 2012.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

14.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Guatemala, Nicaragua, Caymans and Mexico. Details of identifiable assets by geographic segments are as follows:

Period ended September 30, 2013
	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Exploration expenditures	$ -	$ 412,940	$ 121,765	$ 356,452	$ -	$ 891,157
Exploration and evaluation asset costs written off	-	-	-	171,815	-	171,815
Investment income	16,786	-	-	-	-	16,786
Amortization	25,464	9,657	510	-	-	35,631
Loss before income taxes	(610,344)	(493,534)	(125,256)	(484,165)	(19,339)	(1,693,960)
Capital expenditures*	-	1,234	-	171,815	-	173,049

Period ended September 30, 2012
	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Exploration expenditures	$ -	$ 563,682	$ 10,689	$ -	$ 52,370	$ 626,741
Investment income	8,307	-	-	-	-	8,307
Amortization	29,438	7,833	1,727	-	-	38,998
Profit (loss) before income taxes	(1,124,023)	(4,197,397)	16,217,897	-	(28,582)	10,867,895
Capital expenditures*	-	28,559	-	-	-	28,559

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at September 30, 2013
	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$ 12,146,268	$ 85,871	$ 10,172	$ 34,014	$ 186,934	$ 12,463,259
Total non-current assets	546,530	569,135	5,826	-	-	1,121,491
Total assets	$ 12,692,798	$ 655,006	$ 15,998	$ 34,014	$ 186,934	$ 13,584,750
Total liabilities	$ 196,254	$ 17,960	$ 507	$ 19,673	$ -	$ 234,394

As at December 31, 2012
	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$ 17,505,772	$ 82,082	$ 9,441	$ -	$ 347,616	$ 17,944,911
Total non-current assets	713,276	578,152	6,489	-	-	1,297,917
Total assets	$ 18,219,048	$ 660,234	$ 15,930	$ -	$ 347,616	$ 19,242,828
Total liabilities	$ 223,111	$ 20,272	$ 660	$ -	$ 11,258	$ 255,301

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at September 30, 2013, cash totalling $127,509 (December 31, 2012: $191,445) was held in US dollars, $789 (December 31, 2012: $741) in Nicaragua córdobas, $6,406 (December 31, 2012: $4,706) in Guatemala quetzals, $3,649 (December 31, 2012: $5,476) in Mexican pesos and $697 (December 31, 2012: $715) in Peruvian soles. Based on the above net exposures at September 30, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $13,900 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by Management with decisions on sale taken at Board level. A 10% decrease in fair value of the shares would approximately result in a $1,012,000 decrease in equity.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At September 30, 2013, the Company had working capital of $12.2 million (December 31, 2012: $17.7 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash and cash equivalents, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold and Focus are based on quoted prices and are therefore considered to be Level 1.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2013

(Expressed in Canadian Dollars)

16.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2013. The Company’s investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

17.

EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2013, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

70,000 stock options with an exercise price of $0.20 per share expired unexercised.

No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.